Kansas City Southern de Mexico, S.A. de C.V.

Montes Urales 625

Lomas de Chapultepec

11000 Mexico, D.F.

Mexico

September 17, 2013

VIA EDGAR

Mr. Justin Dobbie, Esq.

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Kansas City Southern de Mexico, S.A. de C.V.

Registration Statement on Form S-4

(File No: 333-190820)

Dear Mr. Dobbie:

On behalf of Kansas City Southern de Mexico, S.A. de C.V. (the “Company”), this letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated September 10, 2013, setting forth comments to the Registration Statement (the “Registration Statement”) on Form S-4 filed with the Commission on August 26, 2013. We are filing concurrently with this letter Amendment No. 1 to the Registration Statement, which reflects revisions in response to the Staff’s comments.

Set forth below are the Staff’s comments, indicated in bold, and, in italics set forth immediately following each comment, our responses thereto.

Exhibit 5.1

1. Please have counsel revise section (b) in the second to the last paragraph on page 2 of Exhibit 5.1 to clarify that it is not making such assumptions regarding the company as it is inappropriate for counsel to make such assumptions regarding its own client.

In response to the Staff’s comment, counsel has deleted the referenced section (b) in the second to the last paragraph on page 2 of Exhibit 5.1.

Please see the revised Exhibit 5.1 included in Amendment No. 1 to the Registration Statement.

Exhibits 8.1 and 8.2

2. Please have counsel revise the second to the last paragraph in Exhibit 8.1 to include a consent to being named in the prospectus and a consent to the discussion of Exhibit 8.1 in the Material U.S. Federal Income Taxation section of the prospectus. Similarly, please have counsel revise the second to the last paragraph in Exhibit 8.2 to include a consent to being named in the prospectus and a consent to the discussion of Exhibit 8.2 in the Exchange Offers section and Mexican Tax

Mr. Dobbie

United States Securities and Exchange Commission

September 17, 2013

Considerations section of the prospectus. In this regard, we note from Exhibit 23.1 in the Exhibit Index that the consent is contained in Exhibit 8.1 and from Exhibit 23.3 that the consent is contained in Exhibit 8.2. Please revise Exhibits 8.1 and 8.2 accordingly.

In response to the Staff’s comment, each tax counsel has included a consent to being named in the prospectus and a consent to the discussion of their respective opinion in the prospectus.

Please see the revised Exhibits 8.1 and 8.2 included in Amendment No. 1 to the Registration Statement.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to the Staff’s responses to the foregoing. Please do not hesitate to contact the undersigned with any questions or to discuss this correspondence.

Very truly yours,

Kansas City Southern de Mexico, S.A. de C.V.

By:	/s/ José Guillermo Zozaya Delano
Name:	José Guillermo Zozaya Delano
Title:	President and Executive Representative

cc: Gary Kashar, White & Case LLP